Memorandum

To:	Alberto H. Zapata Senior Counsel U. S. Securities and Exchange Commission

From:	Emily Bennett Vice President and Secretary PPM Funds

Date:	June 11, 2018

Subject:
Response to comments to the initial registration statement (the "Registration Statement") filed on Form N-14 on May 10, 2018, relating to the merger of the JNL/PPM America Strategic Income Fund, a series of the JNL Strategic Income Fund LLC, into PPM Strategic Income Fund, a series of the PPM Funds (the "Registrant")
File No.: 333-224815

This memorandum addresses the U.S. Securities and Exchange Commission staff's (the "Commission Staff") comments to the Registration Statement received via telephone on June 6, 2018.

The comments are set forth below in italics, with the response immediately following.

1.	In the letter to the member, please explain supplementally who the member is, and please also include disclosure in the letter defining the member.

RESPONSE: The Prudential Assurance Company Limited is the sole member and beneficial owner of the JNL/PPM America Strategic Income Fund. The Prudential Assurance Company Limited, Jackson National Asset Management, LLC (investment adviser to the JNL/PPM America Strategic Income Fund), and PPM America, Inc. (investment adviser to the PPM Strategic Income Fund) are affiliates and are also indirect wholly owned subsidiaries of Prudential plc, a publicly traded company incorporated in the United Kingdom. Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States.

Additionally, the Registrant has updated the disclosure as requested.

2.	Please confirm supplementally that there have been no sales for the Acquiring Fund.

RESPONSE: The Registrant confirms that there have been no sales for the Acquiring Fund since its registration statement was filed on March 26, 2018. Further, the Registrant filed a supplement to the registration on March 26, 2018, which stated:

"Effective March 26, 2018, shares of the PPM Strategic Income Fund (the "Fund") will not be available for purchase from new investors until the closing for the reorganization described below, which is anticipated to occur on or about June 29, 2018.

Reorganization.  Subject to the approval of the member JNL/PPM America Strategic Income Fund (the "Acquired Fund"), a series of JNL Strategic Income Fund LLC (the "Company"), the Fund will acquire in-kind the assets of and assume the liabilities of the Acquired Fund on or about close of business June 29, 2018 (the "Reorganization").  The Board of Trustees of the Fund and the board of managers of the Company have each approved the Reorganization.  Once the Reorganization is consummated, the Fund will begin accepting orders from new investors to purchase Fund shares."

3.	On page 3 of the of the combined proxy statement/prospectus, please correct the typo in the first bullet point.

RESPONSE: The Registrant has updated the disclosure.

4.
On page 3 of the of the combined proxy statement/prospectus, please rewrite the first sentence in the third bullet point as it is difficult to follow.  For example, if the net fees will be lower, please state so. Additionally, please disclose that without the waiver, the fee would be higher.

RESPONSE: The Registrant has updated the disclosure.

5.
On page 4 of the of the combined proxy statement/prospectus, please confirm that the statement that "no sales or other charges will be imposed on the member in connection with this Reorganization" is referring to the Acquired Fund.

RESPONSE: The Registrant confirms that the member of the JNL/PPM America Strategic Income Fund will not incur sales or other charges in connection with the reorganization described in the combined proxy statement/prospectus.

6.
On page 4 of the combined proxy statement/prospectus, please confirm that the fees presented in the Annual Fund Operating Expenses table are the most current fees, and if not, please update to reflect a more current time period, as applicable.

RESPONSE: The Registrant has updated the disclosure.

7.
Please supplementally confirm if the $70 million redemption described in the "Board Considerations" section of the combined proxy statement/prospectus materially impacts the Annual Fund Operating Expenses table on page 4.  If so, please revise the paragraph before the Annual Fund Operating Expenses table to restate the amounts to reflect that redemption.

RESPONSE: The Registrant confirms that the $70 million redemption does not materially impact the amounts listed in the Annual Fund Operating Expenses table for the JNL/PPM America Strategic Income Fund.

8.
On page 4 of the of the combined proxy statement/prospectus, please confirm whether the target fund has a fee waiver recoupment feature, and, if so, please disclose whether the right to recoupment survives once reorganization occurs.

RESPONSE: The Registrant confirms that any waived amounts are not subject to future recoupment by PPM America, Inc., the investment adviser to the Acquiring (target) Fund at any time.

9.	On page 4 of the combined proxy statement/ prospectus, please add disclosure stating that the fees will go up if the waiver is not renewed.

RESPONSE: The Registrant has updated the disclosure.

10.
On page 4 of the combined proxy statement/prospectus, please either redraft or remove the last sentence in footnote 1 to the Annual Fund Operating Expenses table as there are no Financial Highlights for the Acquiring Fund in its Registration Statement.

RESPONSE: The Registrant has updated the disclosure.

11.
On page 4 of the combined proxy statement/prospectus, please revise the disclosure in footnote 3 to the Annual Fund Operating Expenses table to reflect that the fee waiver for the Acquiring Fund should extend at least one year from the effective date of the Registration Statement.

RESPONSE: The Registrant has updated the disclosure.

12.
On page 5 of the combined proxy statement/prospectus, please include a narrative discussion of the similarities and differences of these strategies before the table in the "Comparison of Investment Objectives and Principal Investment Strategies" section per Item 3(c) of Form N-14.

RESPONSE: The Registrant has updated the disclosure.

13.
On page 11 of the combined proxy statement/prospectus, please update the capitalization table to reflect the $70 million redemption. Please note that the existing and the pro forma capitalization should be shown per Item 4(b) to Form N-14.

RESPONSE: The Registrant has updated the disclosure.

14.
On page 13 of the combined proxy statement/prospectus, please include disclosure in the "Board Considerations" section that provides for the business rationale of the merger per Item 4 (a)(3) of Form N-14. Additionally, please also include this language in the letter to the member.

RESPONSE: The Registrant has updated the disclosure.

15.
On page 13 of the combined proxy statement/prospectus, please include disclosure in the "Board Considerations" section that addresses any adverse considerations that the Board discussed or analyzed in connection with this merger.

RESPONSE: The Registrant has updated the disclosure.

16.
On page 13 of the combined proxy statement/prospectus, please include disclosure in the "Board Considerations" section that reflects that the Board considered that the fees will be higher if the contractual waiver is now renewed.

RESPONSE: The Registrant has updated the disclosure.

17.	Please confirm or update the bracketed information throughout combined proxy statement/prospectus.

RESPONSE: The Registrant has confirmed and updated the disclosure, as appropriate.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at (312) 730-9730.  Thank you for your prompt attention to this matter.

cc: File